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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                  )*

Millennium Pharmaceuticals, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
599902103 (CUSIP Number)
Jose M. de Lasa, 100 Abbott Park Road Abbott Park, Illinois 60064-6049; Phone 847-937-8905 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 599902103	13D	Page 2 of 8 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Abbott Laboratories IRS Identification No. 36-0698440

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions) WC (see Item 3 below)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power 15,507,914
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 15,507,914

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,507,914

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 5.30% (see Item 5 below)

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 8 Pages

Item 1. Security and Issuer

        This statement relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of Millennium Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 75 Sidney Street, Cambridge, Massachusetts 02139.

Item 2. Identity and Background

        (a)—(c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6049.

        The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

        (d) and (e) Neither Abbott, nor to the best of its knowledge, any person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The aggregate purchase price for the 15,507,914 shares of Common Stock (the "Shares") is $250,000,000 (the "Purchase Price"). The Purchase Price comprises $50,000,000 for 1,553,629 shares of Common Stock acquired on or about April 11, 2001; $28,571,428.57 for 946,700 shares of Common Stock acquired on or about September 4, 2001; $28,571,428.57 for 1,046,957 shares of Common Stock acquired on or about December 10, 2001; $28,571,428.57 for 1,358,603 shares of Common Stock acquired on or about March 7, 2002; $28,571,428.57 for 1,442,274 shares of Common Stock acquired on or about June 4, 2002; $28,571,428.57 for 2,269,375 shares of Common Stock acquired on or about September 4, 2002; $28,571,428.57 for 3,232,062 shares of Common Stock acquired on or about December 5, 2002; and $28,571,428.57 for 3,658,314 shares of Common Stock acquired on or about March 7, 2003. The source of the funds is the working capital of Abbott.

Page 4 of 8 Pages

Item 4. Purpose of the Acquisition

        The purpose of the transaction is for investment and to establish a product development alliance between Abbott and the Issuer.

        (a)—(j) Abbott intends to monitor its interests in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Abbott may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer's business, operations, or other affairs with the Issuer's management, board of directors, shareholders or others or take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, Abbott has no present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer

        (a) The Shares represent approximately 5.30% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission for the fiscal year ended December 31, 2002.

        (b) Abbott has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

        (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

        (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

        (e) Not applicable.

Page 5 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The summaries of certain terms of the following agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the agreements and reference is made to the full text of such agreements which were filed on April 19, 2001 by the Issuer as exhibits 10.1, 10.2, and 10.3 to the Securities and Exchange Commission Form 10-Q for the quarterly period ended March 31, 2001 and all of which are incorporated herein by reference.

  Collaboration and License Agreement

        Under the terms of a Collaboration and License Agreement, between Abbott and the Issuer, dated March 9, 2001, (the "Collaboration Agreement"), Abbott and the Issuer agreed to collaborate in the joint discovery, development, and commercialization of drugs and molecular diagnostics for the treatment of obesity and diabetes. This collaboration is for a five year term. Abbott and the Issuer agreed to share the cost of developing, manufacturing and marketing products on a worldwide basis. Abbott and the Issuer agreed to share profits worldwide and commercialization activities in the United States. Abbott agreed to be responsible for commercialization in the rest of the world but Millennium has the right to co-promote in major European markets. Subject to certain limited exceptions, neither Abbott nor the Issuer may conduct research, development or commercialization of pharmaceutical products in areas of obesity and diabetes outside the collaboration.

  Technology Exchange and Development Agreement

        Under the Technology Exchange and Development Agreement between Abbott and the Issuer dated March 9, 2001, Abbott and the Issuer agreed to a non-exclusive exchange of certain proprietary genomic and drug discovery tools as well as the co-development of additional technologies. Abbott and the Issuer agreed to work jointly on predictive toxicology tools to improve research and development productivity and agreed to equally share those costs.

  Investment Agreement

        Abbott purchased the Shares under the terms of an Investment Agreement, between Abbott and the Issuer, dated March 9, 2001 (the "Investment Agreement"). As set out in Item 3, Abbott made an initial investment of $50,000,000 to purchase Shares in April 2001, and made additional investments totaling $200,000,000 in seven equal quarterly installments from 2001 to 2003. The Investment Agreement places restrictions on the sale of the Shares by Abbott. Abbott has no rights to require the Issuer to register the Shares.

Page 6 of 8 Pages

Item 7. Material to be Filed as Exhibits

        Exhibit 1—Information Concerning Officers and Directors of Abbott Laboratories.

  Exhibit 2—Collaboration and License Agreement dated March 9, 2001 by and between Abbott and the Issuer. (Incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q filed April 19, 2001 (the "Issuer's 10-Q").)

  Exhibit 3—Technology Exchange and Development Agreement dated March 9, 2001. (Incorporated by reference to Exhibit 10.2 to the Issuer's 10-Q.)

  Exhibit 4—Investment Agreement dated March 9, 2001. (Incorporated by reference to Exhibit 10.3 to the Issuer's 10-Q.)

*********************************

Page 7 of 8 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
DATED: March 12, 2003	By:	/s/ THOMAS C. FREYMAN Thomas C. Freyman, Senior Vice President, Finance and Chief Financial Officer

Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Description
1	Information Concerning Officers and Directors of Abbott Laboratories.
2
Collaboration and License Agreement dated March 9, 2001 by and between Abbott and the Issuer. (Incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q filed April 19, 2001 (the "Issuer's 10-Q").)
3	Technology Exchange and Development Agreement dated March 9, 2001. (Incorporated by reference to Exhibit 10.2 to the Issuer's 10-Q.)
4	Investment Agreement dated March 9, 2001. (Incorporated by reference to Exhibit 10.3 to the Issuer's 10-Q.)

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EXHIBIT INDEX